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                                                            Press Release


DATE:             June 17, 1996

FOR FURTHER INFORMATION CONTACT:

              Nancy S. Murrary                   Emma Marie Cocci
              Big Flower Press                   Scanforms, Inc.
              212.521.1606                       215.785.0101


               BIG FLOWER PRESS TO ACQUIRE DIRECT MAIL SPECIALIST
                      SCANFORMS, INC. IN STOCK TRANSACTION


New York City - Big Flower Press Holdings, Inc. (NYSE: BGF), a leading advertising and information services company, and Scanforms, Inc. (Nasdaq:
SCFM), a full-service direct mail advertising company with revenues of $27 million for the 12 months ended March 31, 1996, announced today they have entered into an agreement providing for the acquisition of Scanforms by Big Flower Press.

Scanforms specializes in highly-targeted direct mail, which is complimentary to Big Flower's Webcraft Technologies business, a market leader in producing personalized, highly-customized direct mail.

Scanforms will be acquired in a stock-for-stock exchange which values the company at $5.75 per share; provided that Big Flower would not issue more than
0.4259 nor less than 0.3966 shares of its common stock for each share of Scanforms common stock. Total consideration for the company will be approximately $26.5 million, including consideration paid for employee options, and the assumption of approximately $5.1 million of debt. The acquisition, subject to certain conditions including preparation of definitive documentation and approval by Scanforms' shareholders, is expected to close by August 31, 1996. Big Flower has been granted a voting proxy on, and an option to purchase approximately 43% of Scanforms outstanding shares by Scanforms' two principal shareholders, including Chairman Robert A. Samans. Approval of the shareholders of Big Flower Press is not required.

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"Strategically, Scanforms expands our customer base and adds new high-impact products and services to our advertising and information services portfolio," and Theodore Ammon, Chairman and CEO of Big Flower Press.

"Scanforms' advanced direct mail technology and national customer base complements our growing Webcraft business and our strategy of building a comprehensive portfolio of broad-based advertising services," said Ed Reilly, President and COO of Big Flower Press, adding "In addition, Scanforms' ability to effectively produce highly personalized, fast-turnaround products gives Big Flower a substantial competitive advantage in the marketplace."

Mr. Samans, Chairman of Scanforms, said, "This acquisition represents an ideal culmination of all of our efforts in recent years. Now we are able to combine with a truly great company, and expand our product line while continuing to deliver high-quality services to our customers. In so doing, we are able to deliver meaningful value to our shareholders."

Scanforms, Inc., a 27-year old company headquartered in Bristol, Pennsylvania, counts among its growing customer base leading financial services corporations and publishing companies.

Big Flower Press is a leading advertising and information services company with expertise in advertising circulars, circulation-building newspaper products, image management, specialized direct mail products, commercial games and fragrance samplers. For the 12-month period ended March 31, 1996, Big Flower generated pro forma net sales of approximately $1.3 billion, reflecting the acquisition of Laser Tech Color in November 1995 and Webcraft Technologies in March 1996.